FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 15, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group Discloses Hedge Arrangement for
TD Ameritrade Common Stock

TORONTO, ON September 14 2006 - TD Bank Financial Group (TDBFG) today announced that it has entered into an arrangement that could provide TDBFG a financial hedge for potential future purchases of TD Ameritrade Holding Corp. common stock (NASDAQ:AMTD).

Pursuant to the terms of the TD Ameritrade Stockholders Agreement, TDBFG’s beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.

“At this time TDBFG intends to move to the 45% ownership level when that is permitted in 2009. The purpose of the arrangement announced today is to provide TDBFG with price protection to accomplish this goal and is consistent with our practice of proactively hedging risk,” said Ed Clark, President and Chief Executive Officer, TDBFG.

The arrangement is between a subsidiary of The Toronto-Dominion Bank and Lillooet Limited, a company sponsored by Royal Bank of Canada. It permits a hedge in respect of up to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price will be determined based on market conditions over a specified hedging establishment period. The arrangement provides that Lilloett must make a payment to TD in early 2009 in the event that the trading price of TD Ameritrade shares has increased. If the trading price declines, TDBFG will be required to pay Lillooet Limited a specified amount related to the decrease.

“We are pleased with the action being taken by TDBFG. This is a positive sign by our largest shareholder that illustrates they intend to increase their ownership, believe in our business strategy and recognize the great value of our stock price at this time,” said Joe Moglia, Chief Executive Officer, TD Ameritrade.

The arrangement is scheduled to be settled in TDBFG’s second fiscal quarter of 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide TDBFG any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

TDBFG expects to consolidate Lillooet for financial reporting purposes commencing in the fourth quarter 2006. As a result of consolidation, any TD Ameritrade shares held by Lillooet from time to time would be included in TDBFG’s reported investment in TD Ameritrade for such period. Updates and any earnings impact will be contained in the Bank’s regular financial reporting. This transaction will have minimal impact on TDBFG's Tier 1 capital ratio.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$385.8 billion in assets, as of July 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:

Neil Parmenter
AVP Corporate Communications
416-982-4285

Scott Lamb
VP Investor Relations
416-982-5075